Rejuve Biotech Inc.



Annual Report

2024

Annual Report 2024

Throughout this document, mentions of [COMPANY] refer to Rejuve Biotech, Inc., a corporation formed on December 1, 2022 in Delaware (the "Company"). The Company's physical address is 982A N Batavia Street, Orange, CA 92867.

You may contact the Company by emailing info@rejuve.bio. This annual report is posted on the Company's website, https://www.rejuve.bio. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Rejuve Biotech, Inc. ("Rejuve Biotech, Inc." or "Company") is a corporation formed on December 1, 2022, in [LOCATION]. The Company's physical address is 982A N Batavia Street, Orange, CA 92867. The Company's web site may be accessed at [COMPANY'S WEBSITE].

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

[OFFICER 1, Kennedy M. Schaal]

Board positions with Rejuve Biotech, Inc.

Dates	Position	Principal Occupation
December 2022 – Present	Officer	CEO of Rejuve Biotech Inc.

Positions with Rejuve Biotech, Inc.

Dates	Position	Responsibilities
November 2022 – Present	CEO	Leading operations, scientific oversight, strategy for AI-driven longevity therapeutics and genomic research.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
November 2022 – Present	Rejuve Biotech Inc.	CEO, leading operations, scientific oversight, strategy for AI-driven longevity therapeutics and genomic research.

[OFFICER 2, Michael Duncan]

Board positions with Rejuve Biotech, Inc.

Dates	Position	Principal Occupation
December 2022 – Present	Officer	Chief Science Officer of Rejuve Biotech Inc.

Positions with Rejuve Biotech, Inc.

Dates	Position	Responsibilities
November 2022 – Present	CSO	Scientific leadership, development of research strategy, and oversight of molecular biology and bioinformatics initiatives.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
November 2022 – Present	Rejuve Biotech, Inc	CSO, scientific leadership, development of research strategy, and oversight of molecular biology and bioinformatics initiatives.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Kennedy Schaal owns 1,440,000 shares of Common Stock, representing 24% of the Company's voting power.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Rejuve Biotech, Inc. is pioneering the future of aging research by combining experimental genetics with next-generation neural-symbolic AI. The company operates a platform called BioAtomspace, which integrates genomic, phenotypic, and literature-based data for hypothesis generation and therapeutic discovery. Rejuve.Bio leverages long-lived animal models, particularly the Methuselah fly, and cross-species genomic insights to uncover novel interventions in aging and age-related diseases. The company's business model includes open-source AI software tools, academic SaaS subscriptions, and enterprise biotech/pharma licensing along with custom AI implementation and training services.

5. How many employees does the Company currently have? (§ 227.201(e))

Rejuve Biotech, Inc. currently has 6 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

An investment in Rejuve Biotech is speculative and involves risks including early-stage operations, unproven business models, regulatory uncertainty in the biotech sector, potential dilution through future funding rounds, and dependency on a small number of founders and technical staff. Additionally, the longevity therapeutics and AI industries are competitive and evolving rapidly, which could impact the Company's market position.

Principal shareholders, such as Kennedy Schaal with 24% ownership, may influence decisions affecting corporate direction, fundraising, and operations. This may include share issuance or M&A decisions that minority investors cannot directly influence.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	6,000,000	4,800,000	Each share of common stock is entitled to one vote	Investors via Netcapital have voting rights executed through a custodian agreement

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The securities were priced at $8.33 per share during the Netcapital offering. Future valuation methods may include discounted cash flow, comparable company analysis, or external funding round pricing depending on the capital strategy and growth trajectory.

Minority shareholders may be impacted by future issuances, repurchases, or control actions by major shareholders. These may dilute ownership or influence corporate strategy. Additionally, mergers, acquisitions, or internal transactions could alter share value.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Rejuve Biotech, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Rejuve Biotech, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
As of this filing, Rejuve Biotech has no material indebtedness to report.			

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
December 17, 2024	Common Stock	28,000+ shares	Regulation Crowdfunding (Section 4(a)(6))	Funding platform development, R&D on aging models, and core operations.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

As of this report, Rejuve Biotech has $241,229.50 in its operating account. The Company has not generated revenue but continues to pursue academic and enterprise contracts projected to generate $1-2 million in Year 1. The Company's liquidity is currently sufficient for near-term operations. Future capital will be required to support scale-up and platform expansion, potentially through grants, partnerships, or follow-on crowdfunding campaigns.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Rejuve Biotech, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

[COPMANY] will file a report electronically with the SEC annually and post the report on its web site (https://www.rejuve.bio) no later than 120 days after the end of each fiscal year covered by the report.

I, Kennedy Schaal, certify that:

The financial statements for the fiscal years ended December 31, 2024 and December 31, 2023 of Rejuve Biotech Inc. included in this Form C-AR are true and complete in all material respects.



Kennedy Schaal
CEO

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Rejuve Biotech Inc.
Balance Sheet
As of December 31, 2024 and 2023

	December, 31 2024	December 31, 2023
Assets		
Current Assets		
Cash and equivalents	$ 257,811	$ -
Total Current Assets	257,811	-
Non-Current Assets		
Total Non-Current Assets	-	-
Total Assets	$ 257,811	$ -
Liabilities and Equity		
Non-Current Liabilities		
Total Non-Current Liabilities	-	-
Equity		
Common stock; 6,000,000 shares authorized, 4,834,640 issued and outstanding	52	-
Additional paid in capital	271,272	-
Accumulated deficit	(13,513)	-
Total Equity	257,811	-
Total Liabilities and Equity	$ 257,811	$ -

Rejuve Biotech Inc.
Statements of Comprehensive Income
For the years ended December 31, 2024 and 2023

	Year Ended December 30, 2024	Year Ended December 31, 2023
Revenue	$ -	$ -
Cost of sales	-	-
Gross Margin	**-**	**-**
Research & Development	6,500	-
General & Administrative	2,023	
Marketing	4,990	-
Total Operating Expenses	**13,513**	**-**
Net loss	**$ (13,513)**	**$ -**

Rejuve Biotech Inc.
Statements of Changes in Owners' Equity
For the Years Ended December 31, 2024 and 2023

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings/(Deficit)	Total Owners' Equity
Balance, December 31, 2022	-	-	$ -	$ -	$ -
Proceeds from the issuance of common stock	-	-	-		-
Net income (loss)	-	-	-	-	-
Balance, December 31, 2023	-	-	-	-	-
Proceeds from the issuance of common stock	34,640	4	271,272	-	271,276
Issuance of common stock at par value	4,800,000	48	-	-	48
Net income (loss)	-	-		(13,513)	(13,513)
Balance, December 31, 2024	4,834,640	52	271,272	$ (13,513)	$ 257,811

Rejuve Biotech Inc.
Statements of Cash Flow
For the years ended December 31, 2024 and 2023

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities:		
Net loss	$ (13,513)	$ -
Adjustment to reconcile net loss to net cash used in operating activities		
Stock issued at par value	48	-
Net cash used in operating activities	**(13,465)**	**-**
Cash flows from investing activities		
Intangible Asset	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	271,276	-
Net cash provided by financing activities	271,276	-
Net cash increase (decrease) for period	257,811	-
Cash at beginning of period	-	-
Cash at end of year	**$ 257,811**	**$ -**
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -